Form U-13-60
Mutual and Subsidiary Service Companies
Revised February 7, 1980


ANNUAL REPORT

For the Period

Beginning January 1, 1999 and Ending December 31, 1999


TO THE

U. S. SECURITIES AND EXCHANGE COMMISSION


OF

CONSOLIDATED NATURAL GAS SERVICE COMPANY, INC.

A Subsidiary Service Company




Date of Incorporation:  October 27, 1961


State or Sovereign Power under which Incorporated or Organized:  Delaware



Location of Principal Executive Offices of Reporting Company:

CNG Tower
625 Liberty Avenue
Pittsburgh, PA 15222-3199


Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Stephen R. McGreevy, Vice President
   Accounting and Financial Control
CNG Tower
625 Liberty Avenue
Pittsburgh, PA 15222-3199



Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

Consolidated Natural Gas Company

INSTRUCTIONS FOR USE OF FORM U-13-60

1.	TIME OF FILING.  Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.	NUMBER OF COPIES.  Each annual report shall be filed in duplicate.  The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3.	PERIOD COVERED BY REPORT.  The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year.  Subsequent reports should cover a calendar year.

4.	REPORT FORMAT.  Reports shall be submitted on the forms prepared by the
Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.	MONEY AMOUNTS DISPLAYED.  All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

6.	DEFICITS DISPLAYED.  Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c)).

7.	MAJOR AMENDMENTS OR CORRECTIONS.  Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.	DEFINITIONS.  Definitions contained in Instruction 01-8 to the Uniform
System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February
2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.	ORGANIZATION CHART.  The service company shall submit with each annual report a copy of its current organization chart.

10.	METHODS OF ALLOCATION.  The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.	ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED.  The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12.	ELECTRONIC FILERS.  Electronic filers are subject to Regulation S-T and the EDGAR Filer Manual. Any rule or instruction therein shall be controlling unless otherwise specifically provided in rules or instructions pertaining to the submission of this form.

   Requirements as to multiple copies filed with the Commission do not apply to electronic format documents.

   Data that appears in tabular or columnar format shall be marked as prescribed in the EDGAR Filer Manual.

   Signatures shall be in typed form rather than manual format. See rule 13 of Regulation S-T.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
                                                          Schedule or     Page
Description of Schedules and Accounts                   Account Number  Number

COMPARATIVE BALANCE SHEET                               Schedule I        5-6

Service Company Property                              Schedule II       7-8
Accumulated Provision for Depreciation and
Amortization of Service Company Property            Schedule III      9
Investments                                           Schedule IV       10
Accounts Receivable from Associate Companies          Schedule V     11-12
Fuel Stock Expenses Undistributed                     Schedule VI       13
Stores Expense Undistributed                          Schedule VII      14
Miscellaneous Current and Accrued Assets              Schedule VIII     15
Miscellaneous Deferred Debits                         Schedule IX       16
Research, Development, or Demonstration
Expenditures                                        Schedule X        17
Proprietary Capital                                   Schedule XI       18
Long-Term Debt                                        Schedule XII      19
Current and Accrued Liabilities                       Schedule XIII   20-21
Notes to Financial Statements                         Schedule XIV    22-28

COMPARATIVE STATEMENT OF INCOME                         Schedule XV        29

Analysis of Billing - Associate Companies             Account 457        30
Analysis of Billing - Non associate Companies         Account 458        31
Analysis of Charges for Service - Associate
and Non associate Companies                         Schedule XVI       32
Schedule of Expense by Department or
Service Function                                    Schedule XVII   33-44
Departmental Analysis of Salaries                     Account 920     45-48
Outside Services Employed                             Account 923     49-50
Employee Pensions and Benefits                        Account 926        51
General Advertising Expenses                          Account 930.1      52
Miscellaneous General Expenses                        Account 930.2      53
Rents                                                 Account 931        54
Taxes Other than Income Taxes                         Account 408        55
Donations                                             Account 426.1      56
Other Deductions                                      Account 426.5      57
Notes to Statement of Income                          Schedule XVIII     58

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                                                                         Page
Description of Reports or Statements                                   Number

ORGANIZATION CHART                                                         59

METHODS OF ALLOCATION                                                      60

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED                 61

SIGNATURE                                                                  62

EXHIBIT I                                                                   1

EXHIBIT II                                                                1-6
4

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31
of the current and prior year
                                                                 As of
Account              Assets and Other Debits                  December 31
                                                            Current    Prior
                                                              1999      1998
                                                              (In Thousands)
SERVICE COMPANY PROPERTY
101    Service company property (Schedule II)             $ 43,981  $ 40,975
107    Construction work in progress (Schedule II)              -         -

Total Property                              $ 43,981  $ 40,975

108    Less accumulated provision for depreciation
and amortization of service company property
(Schedule III)                                   $ 19,763 $ 13,961

Net Service Company Property                $ 24,218 $ 27,014

INVESTMENTS
123    Investments in associate companies (Schedule IV)        -        -
124    Other investments (Schedule IV)                         -         -
            Total Investments                                  -         -

CURRENT AND ACCRUED ASSETS
131    Cash                                              $    412  $    290
134    Special deposits                                         2         2
135    Working funds                                            7         1
136    Temporary cash investments (Schedule IV)            61,817    82,000
141    Notes receivable                                        -         -
143    Accounts receivable                                    867     6,640
144    Accumulated provision for uncollectible accounts        -         -
146    Accounts receivable from associate companies
         (Schedule V and XIV-Note 6)                      633,303   580,621
152    Fuel stock expenses undistributed (Schedule VI)         -         -
154    Materials and supplies                                  -         15
163    Stores expense undistributed (Schedule VII)             -         -
165    Prepayments                                          1,855       187
174    Miscellaneous current and accrued assets
         (Schedule VIII)                                       -         -

            Total Current and Accrued Assets             $698,263  $669,756

DEFERRED DEBITS
181    Unamortized debt expense                          $     -   $     -
184    Clearing accounts                                       59       313
186    Miscellaneous deferred debits (Schedule IX)         17,893    16,398
188    Research, development, or demonstration
         expenditures (Schedule X)                             -         -
190    Accumulated deferred income taxes                    3,936     6,883

            Total Deferred Debits                        $ 21,889  $ 23,594

            TOTAL ASSETS AND OTHER DEBITS                $744,369  $720,364

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

SCHEDULE I - COMPARATIVE BALANCE SHEET

                                                                 As of
Account        Liabilities and Proprietary Capital            December 31
                                                            Current    Prior
                                                              1999      1998
                                                             (In Thousands)
PROPRIETARY CAPITAL
201    Common stock issued (Schedule XI)                 $     10  $     10
211    Miscellaneous paid-in-capital (Schedule XI)             -         -
215    Appropriated retained earnings (Schedule XI)            -         -
216    Unappropriated retained earnings (Schedule XI)          -         -

              Total Proprietary Capital                    $     10  $     10


LONG-TERM DEBT
223    Advances from associate companies (Schedule XII)  $ 23,432  $  3,672
224    Other long-term debt (Schedule XII)                     -         -
225    Unamortized premium on long-term debt                   -         -
226    Unamortized discount on long-term debt-debit            -         -

              Total Long-Term Debt                           23,432  $  3,672

CURRENT AND ACCRUED LIABILITIES
231    Notes payable                                     $     -   $     -
232    Accounts payable                                     9,331    15,545
233    Notes payable to associate companies
(Schedule XIII and XIV-Note 6)                 646,801   659,857
234    Accounts payable to associate companies
(Schedule XIII and XIV-Note 6)                   7,078    14,301
236    Taxes accrued                                         (363)     (406)
237    Interest accrued                                        -         -
238    Dividends declared                                      -         -
241    Tax collections payable                                377      (47)
242    Miscellaneous current and accrued liabilities
(Schedule XIII)                                  3,297     5,123

Total Current and Accrued Liabilities     $666,521  $694,373

DEFERRED CREDITS
253    Other deferred credits                           $ 48,728  $ 18,241
255    Accumulated deferred investment tax credits            -          -

Total Deferred Credits                    $ 48,728  $ 18,241

282    ACCUMULATED DEFERRED INCOME TAXES                $  5,677  $  4,068


            TOTAL LIABILITIES AND PROPRIETARY CAPITAL     $744,368  $720,364

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
(In Thousands)

SCHEDULE II - SERVICE COMPANY PROPERTY

 Balance At           Retirements            Balance At
 Beginning               or        Other     Close of
Description          of Year  Additions    Sales        Changes(1)    Year

SERVICE COMPANY
PROPERTY

Account
301   Organization   $      1   $     -    $     -     $     -   $      1
303   Miscellaneous
          Intangible
          Plant              -          -          -           -         -
304   Land and Land
          Rights            111         -          -           -        111
305   Structures and
          Improvements    4,164        684         -           -      4,848
306   Leasehold
           Improvements   7,276         -          -        (106)     7,170
  307   Equipment(2)     24,530      4,739         11          -     29,258
308   Office
           Furniture
           and Equip-
           ment           4,862        107          5     (2,371)(A)  2,593
309   Automobiles,
           Other
           Vehicles and
           Related
           Garage Equip-
           ment              31         -          31          -         -
310   Aircraft and
           Airport
           Equipment         -          -          -           -         -
311   Other Service
           Company
           Property(3)       -          -          -           -         -

           SUBTOTAL   $ 40,975   $  5,530   $     47    $(2,477)  $ 43,981
107   Construction
           Work in
           Progress(4)       -          -          -           -         -

            TOTAL      $ 40,975   $  5,530   $     47    $(2,477)  $ 43,981


(1) Provide an explanation of those changes considered material:

(A)  Correction of prior year asset additions.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
(In Thousands)

SCHEDULE II - CONTINUED

(2) Sub accounts are required for each class of equipment owned. The service company shall provide a listing by sub account of equipment additions during the year and the balance at the close of the year:

                                                                     Balance At
                                                                      Close of
Subaccount Description                   Additions       Year

Computer Hardware                                      $  4,683     $ 25,744

Computer Software                                            10        3,337

Typewriters, Calculators, Copiers & Duplicating              46          177

  TOTAL                                                $  4,739     $ 29,258




(3) Describe Other Service Company Property:

Not Applicable


(4) Describe Construction Work in Progress:

Not Applicable

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
(In Thousands)

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY

 Additions                     Other
 Charged                     Changes
Balance At    to                 Add     Balance At
Beginning  Account               (Deduct)   Close of
Description          of Year     403    Retirements     (1)         Year

Account
301   Organization   $     -    $     -     $    -      $   -     $     -
303   Miscellaneous
        Intangible
        Plant              -          -          -          -           -
304   Land and Land
        Rights             -          -          -          -           -
305   Structures and
        Improvements    1,551        174         -          -        1,725
306   Leasehold
        Improvements    3,618        507         -          -        4,125
307   Equipment         7,507      4,780 (A)     11         -       12,276
308   Office
        Furniture and
        Fixtures        1,259        369          5         14       1,637
309   Automobiles,
        Other
        Vehicles and
        Related
        Garage Equip-
        ment               26         5          31         -           -
310   Aircraft and
        Airport
        Equipment          -          -          -          -           -
311   Other Service
        Company
         Property           -          -          -          -           -

           TOTAL      $ 13,961   $  5,835    $    47    $    14    $ 19,763



(1)  Provide an explanation of those changes considered material:

(A) Includes a correction prior year additions.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
(In Thousands)

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                       Balance At    Balance At
                                                         Beginning     Close of
Description                           of Year        Year

Account 123 - Investment in Associate Companies       $     -       $     -


Account 124 - Other Investments                             -             -


Account 136 - Temporary Cash Investments

              Bayerische Vereinsbank, NY              $ 82,000      $    -
              National Australia Bank                       -         61,817

        TOTAL                                         $ 82,000      $ 61,817

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
(In Thousands)

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                     Balance At    Balance At
                                                      Beginning     Close of
Description                           of Year        Year
Account 146 - Accounts Receivable from Associate
Companies
Consolidated Natural Gas Company                    $    125      $ 23,818
The East Ohio Gas Company                            350,176       296,315
The Peoples Natural Gas Company                       44,926        96,578
CNG Transmission Corporation                           4,257        51,351
Hope Gas, Inc.                                        32,026        31,082
CNG Producing Company                                 25,403         3,792
CNG Power Company                                      3,789            25
Consolidated System LNG Corporation                       -              1
CNG Research Company                                      -              1
Virginia Natural Gas, Inc.                            41,040        48,595
CNG Field Services Company                             2,548         2,755
CNG Power Services Corporation                         6,229         3,457
CNG Retail Services Corporation                       29,719        28,141
CNG Products & Services, Inc.                          1,349            25
CNG International Corporation                            135         9,985
CNG Oil Gathering Corporation                         25,918        25,880
CNG Main Pass Gas Gathering Corporation               12,981        11,502

  TOTAL RECEIVABLES                          $580,621      $633,303

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
(In Thousands)

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

                                                                      Total
Analysis of Convenience or Accommodation Payments:                  Payments


Consolidated Natural Gas Company                                  $    200
The East Ohio Gas Company                                            7,945
The Peoples Natural Gas Company                                      2,293
CNG Transmission Corporation                                         5,076
Hope Gas, Inc.                                                         807
CNG Producing Company                                                4,177
CNG Power Company                                                        7
Virginia Natural Gas, Inc.                                           1,013
CNG Field Services Corporation                                          93
CNG Research Company                                                     4
CNG Financial Services Company                                           4
CNG Power Services Corporation                                           6
CNG Retail Services Corporation                                        312
CNG Products & Services, Inc.                                           30
CNG Oil Gathering Corporation                                           11
CNG Main Pass Gas Gathering Corporation                                 14
CNG International Corporation                                          127

TOTAL PAYMENTS                                          $ 22,119

The majority of these payments were for system insurance, system employee benefit plans, system memberships, common financial system (CFS) consulting, and training.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
(In Thousands)

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

                 Description                       Labor    Expenses   Total

Account 152 - Fuel Stock Expenses Undistributed  $     -   $     -   $     -

          TOTAL                                  $     -   $     -   $     -



Summary:

Not Applicable

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
(In Thousands)

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

                 Description                       Labor    Expenses   Total

Account 163 - Stores Expense Undistributed       $     -   $     -   $     -

          TOTAL                                  $     -   $     -   $     -

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
(In Thousands)

SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                       Balance At    Balance At
                                                        Beginning     Close of
Description                          of Year        Year

Account 174 - Miscellaneous Current and
Accrued Assets                           $     -       $     -

          TOTAL                                           $     -       $     -

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
(In Thousands)

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                       Balance At    Balance At
                                                        Beginning     Close of
Description                           of Year        Year

Account 186 - Miscellaneous Deferred Debits

Prepaid Pension Costs                               $ 16,322      $ 17,882
Deferred Compensation Expense                             30            -
Miscellaneous                                             46            11

TOTAL                                     $ 16,398      $ 17,893

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
(In Thousands)

SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.


Description                                      Amount

Account 188 - Research, Development, or Demonstration
  Expenditures                                         $     -

            TOTAL                                                     $     -

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999

SCHEDULE XI - PROPRIETARY CAPITAL

                                 Outstanding
                                  Number of   Par or Stated  Close of Period
Account                            Shares        Value       No. of    Total
Number      Class of Stock        Authorized   Per Share     Shares   Amount

201       Common Stock Issued     25,000        $100.00        100    $10,000



INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.


Description                                  Amount

Account 211 - Miscellaneous Paid-In Capital                         $     -

Account 215 - Appropriated Retained Earnings                        $     -

TOTAL                                                   $     -



INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

Balance At     Net Income             Balance At
Beginning       or       Dividends    Close of
Description                  of Year      (Loss)       Paid         Year

Account 216 - Unappropriated
Retained
Earnings
                              $     -      $     -      $     -      $     -

TOTAL              $     -      $     -      $     -      $     -


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
(In Thousands)

SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                    Terms of Oblig    Date                        Balance At                   Balance At
                    Class & Series     of    Interest   Amount    Beginning          Deductions Close of
             of Obligation   Maturity  Rate    Authorized  of Year  Additions    (1)       Year
Account 223 - Advances from
                    Associate Companies:

               Consolidated Natural
                Gas Company          1999-2005  9.50%     $ 3,836   $ 1,266   $  -        240    $ 1,026
               Consolidated Natural
                Gas Company           2003      6.10%         795       795      -        -          795
               Consolidated Natural
                Gas Company           2004      7.50%      20,000       -      20,000     -       20,000
               Consolidated Natural
                Gas Company           2008      6.75%       1,611     1,611      -        -        1,611

Account 224 - Other Long-Term Debt:                            -          -      -        -          -
          TOTAL                                           $26,242   $ 3,672   $20,000  $   240   $23,432


(1) GIVE AN EXPLANATION OF DEDUCTIONS:

    Current portion of the 9.5 % Long-Term Debt moved to Account 233 - Notes Payable to Associate Companies.


       ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999

(In Thousands)

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                    Balance At    Balance At
                                                     Beginning     Close of
Description                       of Year        Year

Account 233 - Notes Payable to Associate Companies

Consolidated Natural Gas Company                   $565,806      $611,780
CNG Transmission Corporation                         14,815            -
CNG Iroquois, Inc.                                    9,158        10,708
Consolidated System LNG Company                      15,540         1,007
CNG Producing Company                                   -          12,139
CNG Pipeline                                          1,335         1,139
CNG Research Company                                     40            71
CNG Coal Company                                      3,445         3,698
CNG Products & Services, Inc.                           -             531
CNG International Corporation                         1,768            -
CNG Technologies                                        -             144
CNG Power Company                                    47,715         4,642
CNG Market Center Services                              235           942

TOTAL                                    $659,857      $646,801

Account 234 - Accounts Payable to Associate Companies

Consolidated Natural Gas Company                   $  6,379      $  5,249
The East Ohio Gas Company                             4,936           550
The Peoples Natural Gas Company                       1,875           284
CNG Transmission Corporation                            (65)          514
CNG Iroquois, Inc.                                       38            49
Hope Gas, Inc.                                          217           504
Consolidated System LNG Company                          70             5
CNG Producing Company                                    80          (136)
CNG Pipeline                                              6             6
CNG Coal Company                                         15            19
Virginia Natural Gas, Inc.                              623           (19)
CNG Power Company                                       198            24
CNG International Corporation                           (41)          (50)
CNG Retail Servcies Corporation                         (32)           68
CNG Market Center Services                                2             5
CNG Products & Services, Inc.                            -              6

TOTAL                                    $ 14,301      $  7,078

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999

(In Thousands)

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES
(Concluded)


INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                     Balance At    Balance At
                                                       Beginning     Close of
Description                         of Year        Year

Account 242 - Miscellaneous Current and Accrued Liabilities

Accrued Vacation Pay                               $  3,172      $  2,979
Non-Qualified Pension Plans Liability                 1,262            - (A)
Incentive Compensation                                  666           293
Lump Sum Severance Liability                            100            -
Supplemental Pension Plans Liability                    (73)           - (A)
Miscellaneous                                            (4)           25

TOTAL                                    $  5,123      $  3,297

Note: (A) Reclassified and moved to account 253.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999

                   SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies of Consolidated Natural Gas Service Company, Inc. ("the Company") are summarized in this Note.


     Property, Plant and Equipment and Depreciation

The property, plant and equipment accounts consist of investment in a Data Center including computer equipment, office furniture and equipment, leasehold improvements and other items, which are stated at "original cost". Additions and betterments are charged to the property accounts at cost.
Upon normal retirement of a plant asset, its cost is charged to accumulated depreciation together with costs of removal less salvage. The costs of maintenance, repairs and replacing minor items are charged principally to expense as incurred.

Depreciation and amortization are recorded over the estimated service lives of plant assets by application of straight-line or accelerated methods.


     Income Taxes

The current provision for federal income taxes of the Company is its portion of the estimated consolidated tax based on a consolidated return filed by Consolidated Natural Gas Company (Parent Company). The Company's portion has been determined pursuant to an intercompany tax allocation agreement entered into by the Parent Company and the System companies, as amended, as required by the Public Utility Holding Company Act of 1935 (PUHCA).



2.	MERGER

On February 22, 1999, Consolidated Natural Gas Company (CNG), parent of the Company, and Dominion Resources, Inc. (DRI) announced that a definitive merger agreement was approved by the boards of directors of both companies. DRI is a holding company with businesses in regulated and competitive electric power, natural gas and oil development and selected financial services. DRI's principal business subsidiary is Virginia Electric and Power Company, a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy in Virginia and northeastern North Carolina.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Continued)


CNG announced on May 11, 1999 that, after careful consideration, its Board of Directors had unanimously rejected an unsolicited merger proposal from Columbia Energy Group. In addition, on May 11, 1999, CNG announced that its Board of Directors had unanimously approved an Amended and Restated Agreement and Plan of Merger (Amended Plan of Merger) with DRI. Under the Amended Plan of Merger and at the time of the merger (see subsequent event below), CNG's shareholders received a combination of DRI common stock and cash with an aggregate firm value of $66.60 per share of common stock. Up to 60% of the consideration to CNG's shareholders was in the form of DRI common stock and the balance was in cash.

On June 30, 1999, the shareholders of both CNG and DRI voted to approve the merger of the two companies.

     Regulatory Approval

In its order dated December 15, 1999, the SEC approved the merger under the PUHCA.

     Merger Expenses

Shareholder approval of the merger constituted a change of control as defined in CNG's stock incentive plans. Accordingly, the vesting of stock options and certain other stock awards was accelerated pursuant to the provisions of the plans and/or award agreements. Also, the change of control effectively granted limited stock appreciation rights to holders of vested stock options and certain other stock awards. Specifically, the plan and/or award agreements permitted the holder to elect, during the period July 1, 1999 through August 29, 1999, to receive a cash payment in exchange for surrendering vested stock options and awards. This provision covered outstanding vested stock options granted since 1989 to approximately 280 Company employees. The amount to be paid to the holders was based on the value determined per the associated plans, which considered the option exercise price, award value, and the change of control price as defined in the plans. Based on the value of the vested options and awards expected to be surrendered and cashed out, the Company recognized a charge to salaries (Account 920) of $ 92.3 million.

During 1999, the Company also recorded charges to taxes of $1.3 million (Account 408) related to the surrender of stock awards and $ 27.3 million of benefit costs (Account 926) associated with certain executive employment agreements.

     Subsequent Event

On January 28, 2000, CNG and DRI completed the merger of CNG into a wholly-owned Subsidiary of DRI (New CNG). DRI became a registered holding company under PUHCA at the time of the merger. CNG's subsidiaries became subsidiaries of New CNG, while New CNG became a registered holding company under PUHCA.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Continued)

 3.  PENSION AND OTHER BENEFIT PROGRAMS

     	Pension Program

All employees of the Company are covered under the Consolidated Natural Gas System's (the System) qualified noncontributory defined benefit pension plans Benefits payable under the plans are based primarily on each employee's years of service, age and base salary during the five years prior to retirement.
The plans are funded on an annual basis to the extent such funding is Deductible under federal income tax regulations. Plan assets consist primarily of equity securities, fixed income securities and insurance contracts. The System pension program also includes the payment of supplemental pension benefits to certain retirees depending on retirement dates, and the payment of benefits to certain retired executives under company-sponsored nonqualified employee benefit plans. Certain of these nonqualified benefit plans are funded through contributions to a grantor trust.

Pension expense (or credit), which includes the costs of defined benefit pension plans and pension supplements, was $(1,157,000) and $(874,000) for the years ended December 31, 1998 and 1999, respectively. The net pension costs, which were determined by an independent actuary, are included in "Employee pensions and benefits" in the Statement of Income.

As required by SFAS No. 87, "Employers' Accounting for Pensions," the Company has recognized a liability for the unfunded accumulated benefit obligation relating to its supplemental pension benefit plans. An amount equal to the liability has also been recognized as an intangible asset. Such amounts recognized are subject to future revision based on both changes in assumptions and changes in the financial status of the supplemental pension benefit plans.


     Other Postretirement Benefits

In addition to pension plans, the Company sponsors defined benefit postretirement plans covering both salaried and hourly employees and certain dependents. The plans provide medical benefits as well as life insurance coverage. These benefits are provided through insurance companies and other providers with the annual cash outlays based on the claim experience of the related plans.

Employees who retire on or after attaining age 55 and having rendered at least 15 years of service, or employees retiring on or after attaining age 65, are eligible to receive benefits under the plans. The plans are both contributory and noncontributory, depending on age, retirement date, the plan elected by the employee, and whether the employee is covered under a collective bargaining agreement. Most of the medical plans contain cost-sharing features such as deductibles and coinsurance. For certain of the contributory medical plans, retiree contributions and cost sharing features are adjusted annually.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Continued)



The Company is amortizing the accumulated postretirement benefit obligation at January 1, 1993 (transition obligation) over a 20-year period. Net periodic postretirement benefit cost for the year ended December 31, 1998 and 1999 was $1,757,000 and $1,688,000 respectively, as determined by an independent actuary.

4.  LONG-TERM DEBT

The aggregate principal amounts of the Company's long-term debt maturing in the years 2000 through 2004 are: $239,800, $239,800, $239,800, $239,800, and
$21,034,800.

The notes payable to the Parent Company bear interest at rates predicated on and substantially equal to the effective cost of money to the Parent Company secured through the issuance of its debt securities.

5.  COMMITMENTS AND CONTINGENCIES

Lease arrangements of the Company are principally for office space, business machines and transportation equipment. None of these arrangements, individually or in the aggregate, are material capital leases. Rental expense, which in large part represents minimum rentals, incurred in the years 1998 and 1999 was $7,697,000 and $7,747,000, respectively, and is included in the Statement of Income. Contingent and sublease rentals were not material. Future minimum rental payments in the aggregate amount to $59,800,000 and for the years 2000 through 2004 are: $7,504,000;
$7,519,000; $7,491,000; $7,488,000 and $7,646,000.  The Company has
the option to purchase equipment from International Business Machines, Inc. at fair market value of the leased property exercisable at any time.

The approved capital budget for 2000 amounts to approximately $ 7,699,000. In this connection, the Company has entered into certain contractual commitments.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Continued)


6.  MONEY POOL

The Parent Company and its subsidiaries participate in the System Money Pool ("Pool"), which is administered by the Company on behalf of the participants. The operation of the Pool was authorized by the Securities and Exchange Commission in PUHCA Release No. 24128 (File No. 70-7258).

Participants contribute the amount of their available funds to the Pool based on cash flow projections. The short-term financing requirements of participants, with the exception of the Parent Company, are satisfied by advances from the Pool. After satisfaction of the borrowing needs of participants and after any possible prepayment of outstanding indebtedness, the Company, as agent for the Pool, invests the excess funds on a short-term basis. Participants providing funds to the Pool share in the interest earned on these investments on a basis proportionate to their investment in the Pool. Participants borrowing from the Pool pay interest generally at a rate equivalent to the effective cost of short-term borrowings to the Parent Company. Participants may withdraw their investments in the Pool at any time. Borrowings from the Pool are payable on demand, and may be prepaid at any time without premium or penalty.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Continued)


At December 31, 1999, the detail of the pool was as follows:

Investment in Pool (including interest)
Consolidated Natural Gas Company                $616,656,000
CNG Producing Company                             12,139,000
CNG Iroquois, Inc.                                10,757,000
Consolidated System LNG Company                    1,012,000
CNG Pipeline Company                               1,145,000
CNG Research Company                                  71,000
CNG Coal Company                                   3,717,000
CNG Products & Services, Inc.                        536,000
CNG Power Company                                  4,664,000
CNG Technologies, Inc.                               145,000
CNG Market Center Services, Inc.                     947,000

         SUBTOTAL                                              $651,789,000


Less:
Borrowings from Pool (including interest)
The East Ohio Gas Company                       $288,170,000
The Peoples Natural Gas Company                   94,076,000
CNG Transmission Corporation                      46,976,000
Hope Gas, Inc.                                    29,934,000
Virginia Natural Gas, Inc.                        47,116,000
CNG International Corporation                      9,890,000
CNG Producing Company                              1,577,000
CNG Field Services Company                         2,709,000
CNG Power Services Corporation                     3,440,000
CNG Retail Services Corporation                   27,811,000
CNG Oil Gathering Corporation                     11,496,000
CNG Main Pass Gas Gathering Corporation           25,878,000   589,073,000

Consolidated Natural Gas Service Company                           899,000

         SUBTOTAL                                               589,972,000


TOTAL                                               $ 61,817,000


Temporary Cash Investments                                      $ 61,817,000

Interest Receivable - Money Pool                                     -

TOTAL                                               $ 61,817,000
27

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999

SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Concluded)



7.  AFFILIATED ACCOUNTS
The amounts reported in this Form U-13-60 are on a general ledger account basis and exclude the Service Company's Money Pool receivable due from the Service Company as agent for the Pool and the payable amount due the pool at December 31, 1999. The balance of the Service Company's portion of the pool is detailed on page 28. The amounts reported in Form U5S include these balances. A reconciliation of affiliated receivables and payables at December 31, 1999, is as follows:



  As Reported      As Reported
Affiliated Accounts             in Form U-13-60   in Form U5S     Difference

Accounts Receivable               $633,303,000    $634,202,000   $    899,000



Notes Payable                     $646,801,000           -       $646,801,000
Accounts Payable                     7,078,000           -          7,078,000
Payables to Affiliated Companies        -         $654,778,000   (654,778,000)

                                                                 $    899,000

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Years Ended December 31, 1999 and 1998
(In Thousands)

                   SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME


                                                           Current    Prior
Description               Year      Year
Account                                                     1999      1998
INCOME

457      Services rendered to associate companies         $257,425  $126,911
458      Services rendered to nonassociate companies            -         -
421      Miscellaneous income or loss                           14        26
TOTAL INCOME                       $257,439  $104,242

EXPENSE

912-13   Marketing and Advertising                        $  4,115  $  3,491
920      Salaries and wages                                148,551    48,122
921      Office supplies and expenses                       29,921    17,642
922      Administrative expense transferred - credit             -        (3)
923      Outside services employed                           9,716    26,461
924      Property insurance                                     30        15
925      Injuries and damages                                  220       191
926      Employee pensions and benefits                     40,376     9,455
928      Regulatory commission expense                          -         -
930.1    General advertising expenses                           -         -
930.2    Miscellaneous general expenses                      1,397     1,920
931      Rents                                               7,747     7,697
932      Maintenance of structures and equipment               814     1,710
403      Depreciation and amortization expense               5,835     4,835
408      Taxes other than income taxes                       5,955     3,587
409      Income taxes                                       (4,555)       30
410      Provision for deferred income taxes                11,661     1,358
411      Provision for deferred income taxes - credit       (7,106)   (1,358)
411.5    Investment tax credit                                  -         -
426.1    Donations                                              -         -
426.5    Other deductions                                      158        30
427      Interest on long-term debt                             -         -
430      Interest on debt to associate companies             2,314     1,637
431      Other interest expense                                290       147

TOTAL EXPENSE                      $257,439  $126,937

NET INCOME OR (LOSS)               $     -   $     -

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
(In Thousands)

ANALYSIS OF BILLING

ASSOCIATE COMPANIES - ACCOUNT 457

                                      Direct    Indirect  Compensation  Total
                                      Costs     Costs      For Use      Amount
Name of Associate Company       Charged   Charged    of Capital   Billed
457-1    457-2(A)    457-3(B)

Consolidated Natural Gas Company    $ 28,847   $  1,638   $     80   $ 30,565
The East Ohio Gas Company             62,397     16,088        787     79,272
The Peoples Natural Gas Company       23,086      6,263        307     29,656
CNG Transmission Corporation          44,651     10,606        519     55,776
Hope Gas, Inc.                         8,078      2,347        115     10,540
CNG Producing Company                 22,981      5,110        250     28,341
CNG Power Company                        317         90          4        411
Virginia Natural Gas, Inc.            12,815      3,481        170     16,466
CNG Field Services Company               468        151          8        627
CNG Power Services Corporation            48         40          2         90
CNG Products & Services, Inc.            352         84          4        440
CNG International Corporation            519        188          9        716
CNG Retail Services Corporation        3,176      1,192         58      4,426
CNG Main Pass Oil Gathering Corp.         76         14          1         91
CNG Main Pass Gas Gathering Corp.          4          4          -          8

(A) The amount of indirect costs
charged of $47,296 is net of
$14 miscellaneous income.



TOTAL                   $207,815   $ 47,296   $  2,314   $257,425

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
(In Thousands)

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES - ACCOUNT 458

Name of      Direct   Indirect   Compensation           Excess     Total
Nonassociate    Cost     Cost        For Use    Total       or      Amount
Company     Charged   Charged     Of Capital   Cost   Deficiency  Billed
                  458-1      458-2       458-3                458-4


     TOTAL    $     -    $     -    $     -    $     -    $     -    $     -





INSTRUCTION:   Provide a brief description of the services rendered to
each nonassociate company:

Not Applicable


                                         ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
                                                         For the Year Ended December 31, 1999
                                                                  (In Thousands)
                                                    SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE

                                                         ASSOCIATE AND NONASSOCIATE COMPANIES
                                                    Associate               Nonassociate
                                     Company Charges          Company Charges       Total Charges for Service
                                Direct   Indirect           Direct  Indirect        Direct  Indirect
Description of Items             Cost      Cost    Total     Cost    Cost   Total    Cost     Cost     Total
912-13 Marketing and Advertising            $  4,115  $    -   $  4,115  $   -   $   -  $   -   $  4,115  $    -   $  4,115
920    Salaries and Wages                    123,338   25,213   148,551      -       -      -    123,338   25,213   148,551
921    Office Supplies and Expenses           29,412      509    29,921      -       -      -     29,412      509    29,921
922    Administrative Expense Transferred -
           Credit                                 -        -         -       -       -      -         -        -         -
923    Outside Services Employed               9,682       34     9,716      -       -      -      9,682       34     9,716
924    Property Insurance                          7       23        30      -       -      -          7       23        30
925    Injuries and Damages                       -       220       220      -       -      -         -       220       220
926    Employee Pensions and Benefits         27,325   13,051    40,376      -       -      -     27,325   13,051    40,376
928    Regulatory Commission Expense              -        -         -       -       -      -         -        -         -
930.1  General Advertising Expenses               -        -         -       -       -      -         -        -         -
930.2  Miscellaneous General Expenses          1,290      107     1,397      -       -      -      1,290      107     1,397
931    Rents                                   6,716    1,031     7,747      -       -      -      6,716    1,031     7,747
932    Maintenance of Structures and
           Equipment                             638      176       814      -       -      -        638      176       814
403    Depreciation and Amortization
           Expense                             5,058      777     5,835      -       -      -      5,058      777     5,835
408    Taxes Other than Income Taxes             102    5,853     5,955      -       -      -        102    5,853     5,955
409    Income Taxes                               -    (4,555)   (4,555)     -       -      -         -    (4,555)   (4,555)
410    Provision for Deferred Income Taxes        -    11,661    11,661      -       -      -         -    11,661    11,661
411    Provision for Deferred Income Taxes Cr.    -    (7,106)   (7,106)     -       -      -         -    (7,106)   (7,106)
411.5  Investment Tax Credit                      -        -         -       -       -      -         -        -         -
426.1  Donations                                  -        -         -       -       -      -         -        -         -
426.5  Other Deductions                          146       12       158      -       -      -        146       12       158
427    Interest on Long-Term Debt                 -        -         -       -       -      -         -        -         -
431    Other Interest Expense                     -       290       290      -       -      -         -       290       290

                    TOTAL EXPENSES          $207,829  $47,296  $255,125  $   -   $   -  $   -   $207,829  $47,296  $255,125

Compensation for Use of Equity Capital
430    Interest on Debt to Associate
           Companies                                              2,314      -       -      -         -     2,314     2,314

                    TOTAL COST OF SERVICE                      $257,439  $   -   $   -  $   -   $207,829  $49,610  $257,439

INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate anaylsis of billing schedules.

                                                            32


                         ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY

DEPARTMENT OR SERVICE FUNCTION
                                       Total                  Executive    Corporate    Legal     Secretary's   Legal
    Description of Items               Amount     Overhead      Office       Commun.  Washington              Pittsburgh

912-13 Marketing and Advertising      $  4,115    $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages              148,551       6,285      25,044       1,262       2,710         478       5,961
921    Office Supplies and Expenses     29,921         506         296         346         166          28         142
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -           -
923    Outside Services Employed         9,716          30         235        (237)         40          -        1,154
924    Property Insurance                   30          24          -           -           -           -           -
925    Injuries and Damages                220         220          -           -           -           -           -
926    Employee Pensions and Benefits   40,376       6,984      14,698          -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses    1,397         104          64         321          -          577          24
931    Rents                             7,747          59         859         159         107          87         371
932    Maintenance of Structures
           and Equipment                   814         178           2           7           3           2          16
403    Depreciation and
           Amortization Expense          5,835        (132)        325          84         100          43         174
408    Taxes Other Than Income Taxes     5,955       5,853          -           -            2          -           -
409    Income Taxes                     (4,555)     (4,555)         -           -           -           -           -
410    Provision for Deferred
           Income Taxes                 11,661      11,661          -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit        (7,106)     (7,106)         -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                    158          13          -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies           2,314       2,314          -           -           -           -           -
431    Other Interest Expense              290         290          -           -           -           -           -

              TOTAL EXPENSES          $257,439    $ 22,728    $ 41,523    $  1,942    $  3,128    $  1,215    $  7,842

                                             33


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                      External
                                      Affairs &                Common                   Corporate  Regulated   Risk
                                       Policy     Corporate   Financial                  General   Fixed     Measurement
    Description of Items             Development   Affairs     Systems    Controller's  Accounting Assets    & Control

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                4,414         896          55       5,672       1,424         702          10
921    Office Supplies and Expenses        699         291          31         196          57          80           3
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -           -
923    Outside Services Employed           488          -            6          23          -           29          -
924    Property Insurance                   -           -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -        1,584          -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses       -            5          -            7           1          -           -
931    Rents                               190          91          47         302         137          72           1
932    Maintenance of Structures
           and Equipment                     2           3          -            5          -            2          -
403    Depreciation and
           Amortization Expense             95          38         241         202         203          36          -
408    Taxes Other Than Income Taxes         2          -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                    140           2          -            3          -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -           -

              TOTAL EXPENSES          $  6,030    $  1,326    $    380    $  7,994    $  1,822    $    921    $     14

                                             34


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                                                                   Business &
                                       Internal     Human       Employee                           Operations
    Description of Items               Auditing    Resources    Benefits  Treasurer's     Tax       Services

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                1,879       2,998       2,025       7,696       4,860         172
921    Office Supplies and Expenses        150         389         633         272          80           1
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -
923    Outside Services Employed             8         339           7          91         165          -
924    Property Insurance                   -           -           -            6          -           -
925    Injuries and Damages                 -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -        6,068       2,146       1,671          -
928    Regulatory Commission Expense        -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -
930.2  Miscellaneous General Expenses       -           -           -            5          -           -
931    Rents                               182         236         243         265         156           8
932    Maintenance of Structures
           and Equipment                     7           1           3           6           1          -
403    Depreciation and
           Amortization Expense             96         121         125         618          74           3
408    Taxes Other Than Income Taxes        -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -

              TOTAL EXPENSES          $  2,322    $  4,084    $  9,104    $ 11,105    $  7,007    $    184

                                             35


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                                           System                  I/T         Project
                                      Investor     Asset       New York   Services     Monty    Trainnng &    Planning &
    Description of Items              Relations   Management    Office     Staff                Development   Development

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                1,266           7          -        5,455         700         434         955
921    Office Supplies and Expenses         42          -           -          246         378         442         115
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -           -
923    Outside Services Employed             3          -           -          220           3           3          -
924    Property Insurance                   -           -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -        1,399          -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses       85          -           -           -           -           -           -
931    Rents                                54           1          99         167         130          54         113
932    Maintenance of Structures
           and Equipment                    -           -           25           2           1          -           -
403    Depreciation and
           Amortization Expense             26          -           -           73          62          26          56
408    Taxes Other Than Income Taxes        -           -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -           -

              TOTAL EXPENSES          $  1,476    $      8    $    124    $  7,562    $  1,274    $    959    $  1,239

                                             36


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

                                                                                         Data      Secutity/
    Description of Items              Information  Purchasing    Facility   Network     Center    Operations    System
                                        Services                 Services   Services   Operations   Support     Admin.
912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                  346       1,957       1,422       1,133       2,313         644         675
921    Office Supplies and Expenses         85         385          58       2,782       4,097         124       1,868
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -           -
923    Outside Services Employed            -           63          68       1,176          -           -           -
924    Property Insurance                   -           -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses       -           12          -            1          -           -           -
931    Rents                                31         131         121         362         221          63          37
932    Maintenance of Structures
           and Equipment                    -           -          198         265           1          -            1
403    Depreciation and
           Amortization Expense             25          64          52         162       1,244          53          26
408    Taxes Other Than Income Taxes         1          -           -           -           95          -           -
409    Income Taxes                         -           -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -           -

              TOTAL EXPENSES          $    488    $  2,612    $  1,919    $  5,881    $  7,971    $    884    $  2,607

                                             37


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

                                        Tele-      Retail                     LDC
    Description of Items                commun-    Company        CNGP      Shared        EOG         PNG
                                        ications     IT            IT       Systems       IT          IT

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                1,357         917       1,328       1,100         465       1,097
921    Office Supplies and Expenses        154         507       1,112         424       1,057         762
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -
923    Outside Services Employed             3         145       1,094         354       1,304         680
924    Property Insurance                   -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -
930.2  Miscellaneous General Expenses       60          -           -           -           -           -
931    Rents                                51          -           -            7          -           -
932    Maintenance of Structures
           and Equipment                    21          -            6           2          -           -
403    Depreciation and
           Amortization Expense             22           9           6          -            1           1
408    Taxes Other Than Income Taxes        -           -           -           -           -            2
409    Income Taxes                         -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -

              TOTAL EXPENSES          $  1,668    $  1,578    $  3,546    $  1,887    $  2,827    $  2,542

                                             38


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

                                          Hope        VNG      Corporate                            SCADA        Year
    Description of Items                   IT         IT           IT        CAMP        CFS         /GM         2000

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                   47         407         828       1,118       1,321       1,084         646
921    Office Supplies and Expenses          3         169         349         316       1,929         521         252
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -           -
923    Outside Services Employed           102         335          -         (337)        128           5           5
924    Property Insurance                   -           -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses       -           -           -           -           -           -           -
931    Rents                                -           -          113           5         202          -          175
932    Maintenance of Structures
           and Equipment                    -           -            1          -           98          -            2
403    Depreciation and
           Amortization Expense              1          -           68           5          -           -           83
408    Taxes Other Than Income Taxes        -           -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -           -

              TOTAL EXPENSES          $    153    $    911    $  1,359    $  1,107    $  3,678    $  1,610    $  1,163

                                             39


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                       Trans-                     CNGT                                         Cash Mgmt.
                                       portation      CNGT    Engineering    Accounts    General               & Customer
    Description of Items                /GSS           IT     & Field Ops.    Payable    Services   Payroll      Payment

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                1,023         655       1,261         484         512         686         991
921    Office Supplies and Expenses        417       1,592         137          42         841          85          79
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -           -
923    Outside Services Employed            70       1,118          12          -           -           -           -
924    Property Insurance                   -           -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -           -
930.2  Miscellaneous General Expenses       -           -           -           -           -           -           -
931    Rents                                 1          -           68         139         580         155         202
932    Maintenance of Structures
           and Equipment                    21          -           -            1           3           1           1
403    Depreciation and
           Amortization Expense             -           -            8          64         267          77          96
408    Taxes Other Than Income Taxes        -           -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -           -

              TOTAL EXPENSES          $  1,532    $  3,365    $  1,486    $    730    $  2,203    $  1,004    $  1,369

                                             40


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                                            Large                   Market
                                        System     Marketing      Mass     Customer   Technical    Planning &
    Description of Items                 Fleet       Staff     Marketing    Market    Marketing    Analysis

912-13 Marketing and Advertising      $     -     $      7    $  1,819    $     55    $     65    $     10
920    Salaries and Wages                  263         863         690         701         338         350
921    Office Supplies and Expenses        206         273         103         308         288         726
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -
923    Outside Services Employed            19           2          -           (4)        (35)         16
924    Property Insurance                   -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -
930.2  Miscellaneous General Expenses       -            1          -           27          51           2
931    Rents                                36         303          -           -            1          -
932    Maintenance of Structures
           and Equipment                     1          -           -           -           -           -
403    Depreciation and
           Amortization Expense             37         251          -           -           -           -
408    Taxes Other Than Income Taxes        -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -

              TOTAL EXPENSES          $    562    $  1,700    $  2,612    $  1,087    $    708    $  1,104

                                             41


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                                    Regulated    RBL          RBL         RBL        RBL
                                      Marketing     Bus. Sup.  Leadership  Commercial    Asset    Tech. &
    Description of Items                Commun.       Group      Team      Operations  Operations Implement.

912-13 Marketing and Advertising      $  2,159    $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                  484       4,001         173       6,401       8,897       5,341
921    Office Supplies and Expenses         26          36          90         462         315         270
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -
923    Outside Services Employed            12           5         193         430          10          75
924    Property Insurance                   -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -        2,300       3,526
928    Regulatory Commission Expense        -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -
930.2  Miscellaneous General Expenses       -           -           -           -            1          -
931    Rents                                -           98          43           3          11           1
932    Maintenance of Structures
           and Equipment                    -           -            1           9          10           2
403    Depreciation and
           Amortization Expense             -           44           5          17          17          18
408    Taxes Other Than Income Taxes        -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -

              TOTAL EXPENSES          $  2,681    $  4,184    $    505    $  7,322    $ 11,561    $  9,233

                                             42


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                         RBL                              Engineering Engineering Engineering
                                     Organization Materials   Engineering  Codes and    Environ-   Technical
    Description of Items             & Fin Perf.  Management     Staff     Standards     mental     Support

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                3,437         305         862         494       1,386         571
921    Office Supplies and Expenses        143           2          83          47         105          74
922    Administrative Expense
           Transferred Credit               -           -           -           -           -           -
923    Outside Services Employed             7          -            1           3           8           8
924    Property Insurance                   -           -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -           -
930.2  Miscellaneous General Expenses       -           17           5           2          14          11
931    Rents                                13          12          60          44          67          42
932    Maintenance of Structures
           and Equipment                     1          -           -           -           -           -
403    Depreciation and
           Amortization Expense             17           5          30          21          27          25
408    Taxes Other Than Income Taxes        -           -           -           -           -           -
409    Income Taxes                         -           -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -           -
426.1  Donations                            -           -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -           -

              TOTAL EXPENSES          $  3,618    $    341    $  1,041    $    611    $  1,607    $    731

                                             43


ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
 (In Thousands)

SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION
                                      Gas Supply  Gas Supply               Gas Supply    Gas
                                        Area      Mkt. Area   Gas Supply  Reg. Support  Supply
    Description of Items              Acquisition Acquisition  Planning   & Accounting   Staff

912-13 Marketing and Advertising      $     -     $     -     $     -     $     -     $     -
920    Salaries and Wages                  434         549         863         444       1,527
921    Office Supplies and Expenses         50          42           7         112         417
922    Administrative Expense
           Transferred Credit               -           -           83          -           -
923    Outside Services Employed            -            3          -          (60)          8
924    Property Insurance                   -           -           -           -           -
925    Injuries and Damages                 -           -           -           -           -
926    Employee Pensions and Benefits       -           -           -           -           -
928    Regulatory Commission Expense        -           -           -           -           -
930.1  General Advertising Expense          -           -           -           -           -
930.2  Miscellaneous General Expenses       -            6          -           -           -
931    Rents                                -           -           -           -          154
932    Maintenance of Structures
           and Equipment                    -           -           -           -           -
403    Depreciation and
           Amortization Expense             -           -            7          -          192
408    Taxes Other Than Income Taxes        -           -           -           -           -
409    Income Taxes                         -           -           -           -           -
410    Provision for Deferred
           Income Taxes                     -           -           -           -           -
411    Provision for Deferred
           Income Taxes - Credit            -           -           -           -           -
411.5  Investment Tax Credit                -           -           -           -           -
426.1  Donations                            -           -           -           -           -
426.5  Other Deductions                     -           -           -           -           -
427    Interest on Long-Term Debt           -           -           -           -           -
430    Interest on Debt to
           Associate Companies              -           -           -           -           -
431    Other Interest Expense               -           -           -           -           -

              TOTAL EXPENSES          $    484    $    600    $    960    $    496    $  2,298

                                             44

       ANNUAL REPORT OF:  Consolidated Natural Gas Service Company,  Inc.

For the Year Ended December 31, 1999
(In Thousands)

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                              Departmental Salary Expense         Number of
Name of Department         Included in Amounts Billed To       Personnel
Indicate each department   Total     Parent     Other      Non     End of
or service function.       Amount   Company  Associates Associates  Year

Regular Services
Executive Office          $25,044   $   893   $24,151    $   -        8
Corporate Communications    1,262        30     1,232        -        7
Legal - Washington          2,710         4     2,706        -        4
Secretary's                   478        31       447        -        5
Legal - Pittsburgh          5,961       589     5,372        -       15
External Affairs and
    Policy Development      4,414        11     4,403        -       11
Corporate Affairs             896        -        896        -        3
Common Financial Systems       55        -         55        -        -
Controller's                5,672       196     5,476        -       14
Corp. General Accounting    1,424        68     1,356        -       19
Regulated Fixed Assets        702        -        702        -       10
Risk Measurement & Control     10        -         10        -        -
Internal Auditing           1,879        25     1,854        -       14
Human Resources             2,998         7     2,991        -       12
Employee Benefits           2,025        -      2,025        -        9
Treasurer's                 7,696       505     7,191        -       10
Tax                         4,860       161     4,699        -        9
Business and Operations
  Services                    172         1       171        -        -
Investor Relations          1,266        17     1,249        -        2
Asset Management                7         2         5        -        -

SUBTOTAL      $69,531   $ 2,540   $66,991    $   -      152

System Services Group
  (SSG) (Page 46)          33,624        56    33,568        -      391

Regulated Business Support
  Group (RBSG) (Page 48)   39,111        31    39,080        -      122

TOTAL        $142,266   $ 2,627  $139,639    $   -      665
45

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company,  Inc.

For the Year Ended December 31, 1999
(In Thousands)

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                              Departmental Salary Expense         Number of
Name of Department         Included in Amounts Billed To       Personnel
Indicate each department   Total     Parent     Other      Non     End of
or service function.       Amount   Company  Associates Associates  Year

System Services Group (SSG)
System Services Staff     $ 5,455   $    22   $ 5,433    $   -       12
Monty                         700        -        700        -       10
I/T Tranning & Development    434         1       433        -        9
Project & Financial Planning  955        -        955        -       12
Information Services          346        -        346        -        -
Purchasing                  1,957         1     1,956        -       22
Facility Services           1,422         2     1,420        -       10
Network Services            1,133        -      1,133        -       10
Data Center Operations      2,313        -      2,313        -       43
Security / Operations
    Support                   644        -        644        -        9
System Administration         675        -        675        -       11
Telecommunications          1,357        -      1,357        -       20
Retail Company -
    Information Technology    917        -        917        -        4
CNGP - Information
    Technology              1,328        -      1,328        -       17
LDC Shared Systems          1,100        -      1,100        -        8
Information Technology:
   EOG                        465        -        465        -        4
   PNG                      1,097        -      1,097        -       20
   Hope                        47        -         47        -        -
   VNG                        407        -        407        -        4
   Corporate                  828        16       812        -        8
CAMP                        1,118        -      1,118        -       24
CFS                         1,321         2     1,319        -       15
SCADA/GM                    1,084        -      1,084        -       14
Year 2000                     646         1       645        -        6
Transportation/GSS          1,023        -      1,023        -       15
CNGT - Information                                           -
        Technology            655        -        655        -        8
CNGT - Engineering and                                       -
    Field Operations        1,261        -      1,261        -       15
Processing Services
    Group (See page 47)     2,936        11     2,925        -       61

          SUBTOTAL SSG    $33,624   $    56   $33,568    $   -      391

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company,  Inc.

For the Year Ended December 31, 1999
(In Thousands)

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                              Departmental Salary Expense         Number of
Name of Department         Included in Amounts Billed To       Personnel
Indicate each department   Total     Parent     Other      Non     End of
or service function.       Amount   Company  Associates Associates  Year

System Services Group (SSG)
    (Continued)

Processing Services Group (PSG)

Accounts Payable          $   484   $    -    $   484        -       12
General Services              512        -        512        -        9
Payroll                       686        -        686        -       15
Cash Management and                                          -
    Customer Payment          991        11       980        -       22
System Fleet                  263        -        263        -        3

          SUBTOTAL PSG    $ 2,936   $    11   $ 2,925    $   -       61

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company,  Inc.

For the Year Ended December 31, 1999
(In Thousands)

DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                              Departmental Salary Expense         Number of
Name of Department         Included in Amounts Billed To       Personnel
Indicate each department   Total     Parent     Other      Non     End of
or service function.      Amount    Company  Associates Associates  Year

Regulated Business Support Group (RBSG)
Marketing Staff           $   863   $    -    $   863    $   -        4
Mass Marketing                690        -        690        -        6
Large Customer Market         701        -        701        -        7
Technical Marketing           338        -        338        -        4
Market Planning and
    Analysis                  350                 350        -        5
Marketing Communications      484        -        484        -        4
Regulated Business Support
    Group                   4,001        -      4,001        -        2
Regulated Bususiness
    Leadership Team           173        -        173        -        -
RBL Commercial Operations   6,401        1      6,400        -        8
RBL Asset Operations        8,897        -      8,897        -        6
RBL Tech.& Implementaion    5,341       30      5,311        -        7
RBL Organization &
    Financial Control       3,437        -      3,437        -        9
Materials Management          305        -        305        -        3
Engineering Staff             862        -        862        -        6
Engineering Codes and
    Standards                 494        -        494        -        3
Engineering Environmental   1,386        -      1,386        -       14
Engineering Technical
    Support                   571                 571        -        6
Gas Supply Area Acquisition   434        -        434        -        4
Gas Supply Market Area
    Acquisition               549        -        549        -        6
Gas Supply Planning           863        -        863        -        3
Gas Supply Regulatory
    Support and Accounting    444        -        444        -       10
Gas Supply Staff            1,527        -      1,527        -        5

          SUBTOTAL RBSG   $39,111   $   31    $39,080    $   -      122

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
                                   (In Thousands)

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
Relationship
"A"=Associate
"NA"=Non
From Whom Purchased           Description          Associate   Amount


Legal Services:

Cahill, Gordon & Reindel      Legal Servcies               NA   $   296

Buchanan Ingersoll, P.C.      Legal Services               NA       160

Mezzullo & McCandish          Legal Servcies               NA       107

Miscellaneous (14 items
   less than $100,000)              -                      NA       372
TOTAL                                                $    935


Tax Services:

  Ivins, Phillips & Barker      Tax Consultants              NA   $   143

Miscellaneous (One item
   less than $100,000)                                                7
TOTAL                                                 $   150


Auditing Services:

Miscellaneous (1 item
   less than $100,000)        Audit Services               NA   $    16
TOTAL                                                 $    16
                                       49

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
For the Year Ended December 31, 1999
(In Thousands)

OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Concluded)

Relationship
"A"=Associate
"NA"=Non
From Whom Purchased           Description          Associate   Amount

Other Special Services:

Wang Laboratories, Inc.       Computer Consultants/        NA   $ 5,214
                              Services

Oracle Corporation            Computer Consultants/        NA       515
                              Services

Lukens Consulting Group       Computer Consultants/        NA       464
                              Services

Hewitt Associates, LLC        Human Resources,             NA       253
                              Compensation & Benefits

Ascent Tempories, Inc.        Computer Consultants/        NA       242
                              Temporary Services

Miz Data Systems, Inc.        Computer Consultants/        NA       179
                              Temporary Services

PricewaterhouseCoopers        Computer Consultants/        NA       145
                              Services

Programmer Resources, Inc.    Computer Consultants/        NA       104
                              Services

Associate Services (3 itmes
    less than $100,000)             -                      A         44

IBM Corporation               Computer Consultants/        NA      (327)
                              Services

Miscellaneous (168 items
   less than $100,000)              -                      NA     1,632

         TOTAL                                                  $ 8,465

         GRAND TOTAL                                            $ 9,566

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
(In Thousands)

EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

Description                                   Amount

Change of Control - Severance and Pensions                       $ 27,332

Employee Benefit Outsourcing                                        5,815

Medical Benefit & Insurance Plans                                   2,890

Thrift Plans                                                        2,366

Retirement Benefits                                                 1,704

ERISA Contributions                                                   856

Employee Moving & Relocation                                          150

Education Refunds                                                     125

Financial Planning                                                     86

Employee Stock Ownership Plan (ESOP)                                   77

Long Term Disability Insurance                                         52

Employee Appliance Purchase Plan                                       44

Other                                                                 293

Pension Expense                                                      (874)

Employee Contributions                                               (540)

TOTAL                                                $ 40,376
51

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
(In Thousands)

GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


Description              Name of Payee                    Amount


                                                                 $     -

TOTAL                                                 $     -

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
(In Thousands)

MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b) (2)) shall be separately classified.


Description                                              Amount


Annual Shareholders Report                                     $    309
Transfer Agent Expenses                                             365
Other Miscellaneous Expenses                                        327
Annual Meeting Expenses                                             167
Other Shareholder and SEC Reports                                    85
Debenture Trustee Expenses                                           57
Stock Listing Fees                                                   52
Security Analyst Meeting Expenses                                    16
Other Shareholder Expenses                                           19

TOTAL                                              $  1,397

<

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
(In Thousands)

             RENT - ACCOUNT 931

 INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

Type of Property                                           Amount

Office Rents                                                      $  6,929

Office Equipment Rental                                                301

Automobile Leasing                                                     264

Garage Rents                                                           123

Apartment Rents                                                         75

Miscellaneous Rents                                                     55


TOTAL                                                 $  7,747

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
(In Thousands)

TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than
U. S. Government taxes, and (2) U. S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

Kind of Tax                                    Amount

(A) Other Than U. S. Government Taxes
State Unemployment Tax                                       $    188
Real & Personal Property Taxes                                    102
Other Miscellaneous Taxes                                         111

SUBTOTAL                                           $    401

(B) U. S. Government Taxes
Federal Social Security Tax                                 $   5,507
Federal Unemployment Tax                                           47

SUBTOTAL                                           $   5,554

TOTAL                                           $   5,955

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
(In Thousands)

DONATIONS - ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

Name of Recipient            Purpose of Donation              Amount



          TOTAL                                                   $     -

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999
(In Thousands)

OTHER DEDUCTIONS - ACCOUNT 426.5

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

Description                Name of Payee                      Amount


Lobbying Expenses                Various                           $   146
Miscellaneous                                                           12

TOTAL                                                  $   158

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

For the Year Ended December 31, 1999

SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements, Schedule XIV, page 22-28.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.


ORGANIZATION CHART - 1999


See Exhibit I filed herewith.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.


METHODS OF ALLOCATION


See Exhibit II filed herewith.

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
(In Thousands)
For The Year Ended December 31, 1999

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
(Continued)

                              Total Annual
                             Indirect Costs            Allocation
Company                Billed     Percent   of Interest

Consolidated Natural Gas
Company                      $  1,718         4%     $    80

The East Ohio Gas Company        16,875        34%         787

The Peoples Natural Gas
  Company                         6,570        13%         307

CNG Transmission Corporation     11,125        22%         519

Hope Gas, Inc.                    2,462         5%         115

CNG Producing Company             5,360        11%         250

CNG Power Company                    94        -             4

Virginia Natural Gas, Inc.        3,651         7%         170

CNG Field Services Company          159        -             8

CNG Power Services Corporation       42        -             2

CNG Products & Services, Inc.        88        -             4

CNG International Corporation       197         1%           9

CNG Retail Services Corporation   1,250         3%          58

CNG Main Pass Oil Gathering
  Corporation                        15        -             1

CNG Mina Pass Gas Gathering
  Corporation                         4        -             -

     TOTAL                     $ 49,610       100%     $ 2,314

ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.



SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of

1935 and the rules and regulations of the Securities and Exchange

Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




                           Consolidated Natural Gas Service Company, Inc.
(Name of Reporting Company)


                           By:  Stephen R. McGreevy
(Signature of Signing Officer)




                           Stephen R. McGreevy, Vice President
                           Accounting and Financial Control
                           (Printed Name and Title of Signing Officer)






Date:  March 30, 2000